UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 26, 2026

Commission File Number 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

World Trade Center Schiphol

Schiphol Boulevard 223

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

☒ Form 20-F         ☐ Form 40-F

EXHIBIT INDEX

99.3	Integrated Annual Report dated as of March 25, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: March 26, 2026	By	/s/ Duncan Russell
Duncan Russell
Chief Financial Officer